UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: June 6, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

3 June 2014

CSR plc

(“CSR” or the “Company”)

Announcement of the exercise of options and sale of American Depositary Shares in the Company by a Director

The Company announces that over the period 29 May to 2 June 2014, Dr Levy Gerzberg, a non-executive director of the Company, exercised an aggregate of 30,935 options to acquire CSR American Depository Shares (“ADSs”) across two separate option grants, which he subsequently sold. Each ADS represents 4 ordinary shares in CSR.

The options which Dr Gerzberg exercised were granted under the Zoran Corporation 2005 Equity Incentive Plan and remained outstanding following the merger between CSR and Zoran Corporation which completed in August 2011.

The tables below summarise the transactions on each of the respective days on which he traded.

Following these transactions, Dr Gerzberg’s shareholding in the Company remains unchanged at 7,960 ADSs. Each ADS represents 4 ordinary shares in CSR.

29 May 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	33,618	$24.48	4,135	29,483	4,135	$38.6396

29 May 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	58,522	$16.99	5,600	52,922	5,600	$38.5851
2005 Equity Incentive Plan	52,922	$16.99	14,506	38,416	14,506	$38.4864

30 May 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	38,416	$16.99	5,994	32,422	5,994	$39.8266

2 June 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	32,422	$16.99	700	31,722	700	$39.6600

3 June 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 3 June 2014, it purchased from J.P. Morgan Securities plc, 130,000 ordinary shares at an average price of 606.6843 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,114,975 ordinary shares in treasury, and has 167,444,101 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

4 June 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 4 June 2014, it purchased from J.P. Morgan Securities plc, 165,000 ordinary shares at an average price of 611.1037 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,114,975 ordinary shares in treasury, and has 167,279,101 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

5 June 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 5 June 2014, it purchased from J.P. Morgan Securities plc, 100,000 ordinary shares at an average price of 608.5102 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,114,975 ordinary shares in treasury, and has 167,179,537 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000